328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5420 F: 604-484-4710 www.platinumgroupmetals.net

News Release	No. 184-2010 April 22, 2010

Platinum Group Closes 74% Ownership Transaction

Western Bushveld Joint Venture

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE Amex) (“Platinum Group”) announces the completion of the previously announced transaction whereby Platinum Group Metals Ltd. acquires ownership of up to a 74% interest in Projects 1 and 3 of the Western Bushveld Joint Venture (“WBJV”) including the feasibility stage, 275,000 ounces per year Project 1 Platinum Mine. Wesizwe Platinum (WEZ-JSE) a company founded on empowerment principles holds the remaining 26% interest in both projects.  Transfers of the final portions of mineral property rights pursuant to the transaction have been approved at the Department of Mineral Resources, South Africa today.

President and CEO, R. Michael Jones said, “We are now in a position to advance the Project 1 Platinum Mine and make a final decision on our strategic alternatives in the weeks ahead. We have a high degree of interest in the project from several different global players and financing groups at a time when the fundamentals for platinum and palladium have never been better.”

The WBJV platinum reserves stand out as highly competitive in terms of ore grade and shallow depth. South Africa supplies 80% of the World’s platinum production and many of the historic producing mines have become mature operations. Depth, safety and power will continue to limit supply growth.  At the same time demand for platinum has rebounded strongly due to recovering global auto sales, continued growth in Asian jewelry demand and significant investor interest.

One hundred percent (100%) of the WBJV Project 1 and 3 mineral titles are now held in a project level operating company. In the transaction Platinum Group sold to Wesizwe 18.5% of Project 2 for approximately CAD $52 million in credit. Platinum Group now has a right over a nine month period to subscribe for additional shares to increase its stake to 74% in consideration of up to 409 million Rand (approximately CAD $55 million).  The CAD $55 million can be subscribed in steps or at once and will assist with a potential “wrap around” construction project funding.  The subscription funds will be held in escrow to be applied against the 26% required contributions from Wesizwe.

Platinum Group now holds rights for up to 74% of 8.2 million 4E ounces (platinum, palladium, rhodium and gold) in the Measured and Indicated categories in Project 1 and 1.9 million 4E ounces Inferred in Project 3. Reserves for Project 1 stand at 4.67 million ounces 4E. (18Mt at 5.51 g/t 4E Merensky and 13.5Mt at 3.4 g/t 4E UG2).

Using 3 year trailing average prices in October 2009 including US$ 1,343 Platinum the project independent feasibility model developed a Net Present Value post tax, at a 5% discount rate of US$ of 431 million. (See October 8, 2009 Press Release for Details and reports on www.sedar.com including risk factors)

Included in the  closing of the transaction Platinum Group has made a payment to Anglo Platinum to settle the original Joint Venture “Equalization” of 186.5 Million Rand (approximately CAD $25.5 million). The Company’s current cash position stands at approximately CAD $7 million.

Discussions with strategic partners, potential financing groups and banks are well advanced with RBC Capital Markets acting as an Advisor. During the time required to finalize the 74% transaction the Company has been very active evaluating alternatives. There is active interest to support all three strategic directions including a build decision utilizing a staged approach within the feasibility study, a potential sale of the Company and hedging or partnering type transactions. The Company expects to make a selection of a strategic alternative in the weeks ahead based on the best value for shareholders.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones"

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of future decisions and activities of the Company. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Western Bushveld Platinum Projects

N
W
E
S
Anglo Platinum
Amandelbult
Northam JV
Anglo Platinum
Union
Barrick Gold Corp.
Sedibelo
Platmin
Pilanesberg
28°0'0"E
Platinum Group 74 % Project 3
Wesizwe 100 % Frich - Ledig Project 2
Platinum Group 74 % Project 1
Royal Bafokeng / Anglo Styldrift Development
BRPM Mine
PTM/PLG-Sable
Joint Venture
Impala Platinum
Anglo Platinum
Pandora
Eastern Platinum
Crocodile
Xstrata
Eland-NKWE
Anglo Platinum
Rustenberg
Impala
(Afplats)
Lonmin
Mine Shafts
Mined Out Areas
Merensky Reef
UG2 Reef
25°40'0"S
PLATINUM
GROUP
METALS
PLG: AMEX PTM:TSX
PLG - NYSEAMEX
PTM - TSX
0
20
km